TESSENDERLO GROUP

SUPPL

FAX	DATE: 2002-05-17	PAGES: 3 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: SECURITY AND EXCHANGE COMMISSION		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: **our latest press release**		
☐ URGENT		☐ PLEASE REPLY

[redacted]

02034179

MMa/JV 2002-107

Dear Ms Kung,

82-4785

Please find enclosed our press release of 15th May 2002.

With kind regards,

M. Marique

Martine Marique
Manager Corporate Financial Services

02 MAY 17 AM 10: 13

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

dlw 5/20

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

PRESS RELEASE EMBARGO 15/5/2002 5.40 pm LT

Tessenderlo Group contemplates a restructuring of its plants in Limburg (Belgium)

Tessenderlo Group has announced today its intention to embark on a restructuring of its plants in Tessenderlo (TCT and LVM) and in Ham (TCH), in order to ensure the future of their activities.

Fast changing market conditions, together with increased worldwide competition have led Tessenderlo Group to envisage measures designed to improve productivity.

The project under consideration could involve the loss of 300 jobs in Limburg (B).

It should enable the plants in Limburg to improve their cost structure and to tackle the new market conditions in order to establish a sound basis for the future.

All three plants in Limburg employ some 1,700 people in inorganic chemicals, fine chemicals and MVC/PVC.

At group level, *Tessenderlo Group employs worldwide more than 8,000 people of whom 2,500 in Belgium. Its consolidated turnover totaled 1,890 million EUR, from its five main areas of activity: inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products.*
The group is a European or world leader in most of its product area. Tessenderlo Chemie NV is listed on Euronext and part of BEL 20.

For further information, please contact:
Geert Dusar, manager corporate communication , phone +32 474 99 38 19